Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

NOVA Chemicals Reports 2012 First Quarter Results

For immediate release, Tuesday, May 8, 2012, Calgary, Alberta, Canada

Strong first quarter results

2012 First Quarter Results

In the first quarter of 2012, we generated a profit of $191 million compared to a profit of $163 million for the first quarter of 2011.  The quarter-over-quarter improvement was primarily due to higher margins in our Olefins segments.

The Olefins/Polyolefins business unit generated $308 million of operating profit in the first quarter of 2012 versus an operating profit of $281 million during the first quarter of 2011. The improvement was due to higher margins in our Olefins segments, partially offset by lower margins in our Polyethylene segment.

The Performance Styrenics segment reported an operating profit from continuing operations of $5 million in the first quarter of 2012 versus an operating profit from continuing operations of $3 million in the first quarter of 2011. The improvement was due to higher expandable polystyrene margins.

Highlights

In May 2012, we signed a memorandum of understanding with Mistral Midstream Inc. to purchase ethane from a proposed gas processing facility to be located in southeast Saskatchewan, Canada.  Ethane from this new facility will be transported on the Vantage Pipeline to Alberta.  The Vantage Pipeline is expected to be commissioned in the second quarter of 2013, subject to receipt of regulatory and other approvals.

We ended the first quarter of 2012 with approximately $700 million in cash and cash equivalents after we repaid our $400 million 6.5% notes using cash-on-hand, as well as paid a $75 million distribution to our shareholder.

Financial Highlights

These highlights should be read in conjunction with our unaudited interim condensed consolidated financial statements, as at and for the period ended March 31, 2012 and our annual audited consolidated financial statements as at and for the year ended December 31, 2011 contained in our annual report on Form 20-F.

	Three Months Ended Mar. 31
(millions of U.S. dollars)	2012	2011
Revenue	$1,341	$1,299
Operating profit from the businesses from continuing operations	$313	$284
Corporate costs	$(24)	$(23)
Operating profit from continuing operations	$289	$261

Profit for the period	$191	$163

NOVA Chemicals’ 2012 first quarter earnings report can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com, the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals’ website at www.novachemicals.com.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier.  Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.

Media and Investor inquiries, please contact:

Pace Markowitz

Director, Communications

Tel: 412.490.4952

E-mail: markowp@novachem.com

 is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (“CIAC”) in Canada and is a registered service mark of the American Chemistry Council (“ACC”) in the United States.

NOVA Chemicals will host a conference call, Tuesday, May 8, 2012 at 11:30 a.m. ET (9:30 a.m. MT).  The dial-in number for this call is (416) 406-6419 (Passcode 4125077) and the replay number is (905) 694-9451 (Passcode 4125077).

The live call is available on the internet at http://www.novachem.com/InvestorCenter/investor_financialhome_financial.cfm.